NEWS RELEASE

Canarc Acquires TAY–LP Gold Property in the Tintina Gold Belt, Yukon

Vancouver, Canada – August 25, 2009 - Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces that it has acquired from Ross River Minerals Inc. (RRM: TSX-V) an option to purchase the TAY-LP gold property located within the Tintina Gold Belt approximately 75 kilometres south of the town of Ross River in the Yukon Territitory.

The TAY–LP property consists of 413 claims covering a 20 km-long by 4 km-wide belt of gold prospects (approximately 80 sq. km or 8,000 hectares) that were first discovered by prospecting in 1984. TAY-LP enjoys good road access from both Ross River and Whitehorse via the South Canol Road and a four-wheel drive access road to the old camp on Seagull Creek.

Several million dollars are estimated to have been spent on exploration since 1984 by Cominco (1984-87), Pacific Comox (1988-99), Newmont (2000-01) and Ross River (2002-04). As a result, Canarc inherits a large exploration database, including 1382 km of airborne geophysical surveys, 3 geochemical soil grids, 2 ground geophysical grids, 12 reverse circulation drill holes, and 53 diamond drill holes.

Some of the historic drilling highlights include 3.6 gpt gold over 24.3 m, 1.3 gpt gold over 31.8 m and 4.0 gpt gold over 10.5 m as shown in the table below:

TAY-LP DRILLING HIGHLIGHTS
DRILL HOLE	GOLD (gpt)	LENGTH (m)
87-13	2.00	11.40
94-85	5.20	5.50
85-1	1.00	30.00
91-24 and	3.60 1.00	24.30 12.00
01-10	2.90	11.47
02-07 incl and	1.34 2.78 8.99	31.81 14.06 3.56
04-01	1.33	19.60
04-02 incl incl	3.96 16.70 11.49	10.47 1.00 2.00
04-04 incl	3.00 12.50	11.00 1.08
04-05	1.97	10.10

A total of 382 rock samples in glacial float have been collected over the length of the property containing gold mineralization grading up to 28 gpt. More than15% of all float samples returned gold grades of 3 gpt or higher.  Notwithstanding the widespread overburden and general lack of outcrop, historic drilling succeeded in intersecting multiple parallel gold-mineralized zones at shallow depths, apparently related to geophysical anomalies scattered over a 3 km length of the property near a quartz monzonite intrusion.

However, there was little follow-up drilling done to delineate these gold zones along strike and down dip and large prospective areas of the property received little or no detailed ground exploration work in spite of the numerous additional mineralized float samples, airborne geophysical and ground geochemical anomalies that were detected.  Canarc management is of the view that significant opportunities exist to expand the known gold mineralized zones as well as to discover new gold zones.

Gold mineralization at TAY-LP shares some geological similarities with other recent gold discoveries within the Tintina Gold Belt, such as the Rau property of Atac Resources (ATC: TSX-V) and the Ketza River gold deposit of Yukon-Nevada Gold (YNG: TSX), which is located only 18 km east of TAY-LP. Gold is associated with sulphide minerals (mainly pyrrhotite) in quartz breccias (containing elevated bismuth and tellurium) replacing favourable structures and strata within Cambro-Ordovician calcareous phyllites and marbles proximal to Cretaceous quartz monzonite stocks and sills.

Canarc plans to commence a Phase I exploration program including 2000 m of diamond drilling as soon as reasonably possible. Initial targets will include step-out drilling from some of the historic drill intercepts to better define the structural, stratigraphic and intrusive controls on gold mineralization. Future exploration programs will focus on detailed ground exploration work, detailed drilling of the known gold-mineralized zones as well as reconnaissance drilling of multiple untested geochemical and geophysical anomalies within prospective targets. All exploration programs are subject to the Company raising appropriate financing.

Canarc can acquire a 100% interest in TAY-LP from Ross River by paying CA$1,000,000 in cash and/or stock and spending CA$1,500,000 on exploration over a 3 year period. However, the Company can initially earn a 51% interest as a Stage 1 Option by paying $150,000 in cash and spending CA$900,000 on exploration over a 2 year period. If Canarc proceeds with the Stage II Option, then the final CA$850,000 payment can be made in cash or common shares at Canarc’s election. If Canarc does not proceed with the Stage II Option, then a 51/49 joint venture will be formed with Ross River. This option agreement is subject to regulatory and TSX approval.

The historic exploration results reported herein do not comply with NI 43-101 and they were extracted from the numerous assessment reports filed by Cominco, Pacific Comox, Newmont, and Ross River with the Mining Recorders Office in the Yukon Territory. Canarc has not yet conducted detailed work to verify the historic results so readers are cautioned not to rely on them.

James Moors, B.Sc., P.Geo, Vice President, Exploration for Canarc, is the Qualified Person who reviewed the historic data, supervised Canarc’s site visit and approved this news release.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on seeking a partner to advance its New Polaris gold mine project in north-western British Columbia to the feasibility stage and on acquiring attractive new gold exploration and mining projects in North America.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward-looking statements" involve known and unknown risks and uncertainties, as discussed in the Company's filings with Canadian and United States securities agencies.  The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable law. We seek safe harbour.